

07001075

SEC\ ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 0 5 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 50470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salman Partners (USA) Inc.

OFFICIAL USE ONLY
43842
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17th Floor - 1095 West Pender Street
(No. and Street)

Vancouver (City) B.C. (State) V6E 2M6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mitchell 604-622-5294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street (Address) Vancouver (City) B.C. (State) V7Y 1C7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salmon Partners (USA) Inc., as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

JOEL Z. GOLDEI
BARRISTER & SOLICITOR
1.00 Waterfront Centre, 200 Burrard Str...
P.O. Box 48600, Vancouver, Canada V7X 1...
(604) 6..-41..



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Salman Partners (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Salman Partners (U.S.A.) Inc.** as of October 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We are not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, this financial statement referred to above presents fairly, in all material respects, the financial position of **Salman Partners (U.S.A.) Inc.** at October 31, 2006 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Vancouver, Canada,
November 24, 2006.

Chartered Accountants

Salman Partners (U.S.A.) Inc.

STATEMENT OF FINANCIAL CONDITION

(Expressed in U.S. Dollars)

As at October 31

	2006 $
ASSETS	
Current	
Cash	2,927,587
Due from clients	752,472
Due from broker dealer *[note 6[b]]*	548,535
Income taxes recoverable	394,486
Other receivables	169,624
Marketable securities *[note 6[c]]*	357,300
Total assets	5,150,004
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable and accrued liabilities *[note 6[a]]*	62,744
Due to clients	541,743
Due to broker dealer *[note 6[b]]*	745,524
Due to parent *[note 6[c]]*	133,100
Total current liabilities	1,483,111
Liabilities subordinated to claims of general creditors *[note 4]*	1,500,000
Total liabilities	2,983,111
Stockholder's equity	
Common stock *[note 5]*	150,000
Retained earnings	2,016,893
Total stockholder's equity	2,166,893
Total liabilities and stockholder's equity	5,150,004

See accompanying notes

On behalf of the Board:



Director



Director



NOTES TO STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. Dollars)

October 31, 2006

1. NATURE OF OPERATIONS

Salman Partners (U.S.A.) Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated under the laws of Canada on March 19, 1996.

The Company is a registrant with the National Association of Securities Dealers, Inc. (the "NASD").

The Company is a wholly-owned subsidiary of Salman Partners Inc. ("SPI"), a Canadian-owned investment dealer. SPI is a member of the Investment Dealers Association of Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Marketable securities

Marketable securities are recorded at market value. Unrealized gains and losses are included in income.

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Foreign exchange

Monetary assets and liabilities are translated into US dollars at the exchange rate in effect at year end. Revenues and expenses are translated throughout the year at the exchange rate prevailing at the date of receipt or payment. All exchange gains and losses are included in the determination of net income for the year.

October 31, 2006

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, amounts due from (to) clients, amounts due from (to) broker dealer, income taxes recoverable, other receivables, accounts payable and accrued liabilities, due to parent and liabilities subordinated to claims of general creditors. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for liabilities subordinated to claims of general creditors, which have a fair value of $1,294,976.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and limits the total value of transactions with specific counterparties.

Market risk

Market risk is the risk that a change in market prices, interest rate levels, indices, liquidity and other market factors will result in losses.

The Company is exposed to market risk as a result of its dealing in equity securities. The Company mitigates its market risk exposure through controls to limit concentration levels and capital usage within its accounts.

(Expressed in U.S. Dollars)

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Debt under subordination agreements consist of the following:

	2006 $
Note payable to SPI, with interest calculated at 1.0% per annum, maturing on September 30, 2009	200,000
Note payable to SPI, with interest calculated at 1.0% per annum, maturing on September 30, 2009	300,000
Note payable to SPI, with interest calculated at 1.0% per annum, maturing on April 30, 2009	1,000,000
	1,500,000
Current portion	—
	1,500,000

Liabilities subordinated to the claims of general creditors represent loans from the Company's parent, SPI. The loans are covered by agreements approved by the NASD, and are available to the Company in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they are not to be repaid.

5. COMMON STOCK

	2006 $
Authorized	
Unlimited number of common shares without par value	
Issued and fully paid	
150,000 common shares	150,000

NOTES TO STATEMENT OF FINANCIAL CONDITION
(Expressed in U.S. Dollars)

October 31, 2006

6. RELATED PARTY TRANSACTIONS

During 2006, the Company entered into the following transactions and maintained the following balances with its parent, SPI:

[a] At October 31, 2006, accounts payable and accrued liabilities of $62,744 were payable to SPI.

[b] At October 31, 2006, amounts due from broker dealer of $548,535 were receivable from SPI and amounts due to broker dealer of $745,524 were payable to SPI.

[c] During the year, marketable securities were transferred from SPI at a cumulative cost of $133,100, resulting in a balance due to parent at October 31, 2006 of $133,100.

[d] At October 31, 2006, liabilities subordinated to claims of general creditors of $1,500,000 were payable to SPI [note 4].

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 and is subject to the k(2)(i) exemption which requires it to maintain a minimum net capital of the greater of $100,000 and one-fifteenth of its aggregate indebtedness. The Company had net capital at October 31, 2006 of $2,761,592 representing an excess of $2,661,592 over the minimum capital required.

END

